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                                 EXHIBIT 4(m)

                                AMENDMENT NO. 2
                                      TO
                        AMERICAN DENTAL PARTNERS, INC.
                       1997 EMPLOYEE STOCK PURCHASE PLAN
                       ---------------------------------


     The American Dental Partners, Inc. 1997 Employee Stock Purchase Plan, as previously amended by Amendment No. 1 dated February 27, 1998 (collectively, the "Plan"), is hereby amended pursuant to the following provisions:

     1.  Definitions
         -----------

     All capitalized terms used in this amendment which are not otherwise defined herein shall have the respective meanings given such terms in the Plan.

     2.  Shares Subject To Plan
         ----------------------

     The maximum aggregate number of shares reserved and available for issuance under the Plan, as provided in (S)3 of the Plan, is increased by 200,000 Shares to a total of 400,000 Shares.

     3.  Effective Date; Construction
         ----------------------------

     The effective date of this amendment is February 25, 2000, and this amendment shall be deemed to be a part of the Plan as of such date. In the event of any inconsistencies between the provisions of the Plan and this amendment, the provisions of this amendment shall control. Except as modified by this amendment, the Plan shall continue in full force and effect without change.

     This amendment shall be submitted to the stockholders of the Company for approval as soon as reasonably practicable, but in any event not later than 12 months after the date of this amendment. Notwithstanding the preceding paragraph or any other provisions of this amendment to the contrary, if this amendment is not approved by the stockholders of the Company within such 12-month period, this amendment shall automatically become null and void and have no further force or effect.